UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2025

Katerine Calero
Reporting Person
Tofla Megaline Inc.
2020 NE 163rd St
North Miami Beach, FL 33160

Re: Tofla Megaline Inc.
Schedule 13D Filed by Katerine Calero
Filed May 6, 2025
File No. 005-94992

Dear Katerine Calero:

We have conducted a limited review of the above-captioned filing and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed May 6, 2025

General

1. We note that the date of event reported as requiring the filing of the Schedule 13D was February 3, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 3, 2025 event date, the Schedule 13D submitted on May 6, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Item 4

2. Please amend Item 4 of the Schedule 13D to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in

any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

Item 5

3. Please amend this section to provide the information specified in subsections (b), (d), and (e) of Item 5 of Schedule 13D. To the extent such subsections are not applicable, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

Item 6

4. We note that the reported 4,500,000 shares of common stock were acquired from a shareholder of Tofla Megaline Inc. on February 3, 2025. Based on a Form 8-K filed by Tofla Megaline Inc. on February 3, 2025, it appears that those shares were acquired pursuant to a Stock Purchase Agreement between Alice Group USA LLC and Rodolfo Guerrero Angulo. Please revise this section to provide a description of the Stock Purchase Agreement and file the agreement as an exhibit to the Schedule 13D. See Items 6 and 7 of Schedule 13D.

We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions